Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-222762

January 30, 2018

Western Digital Corporation

$2,300,000,000 4.750% Senior Notes due 2026

Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus. Other information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Issuer:	Western Digital Corporation (the “Issuer”)
Securities Offered:	4.750% Senior Notes due 2026 (the “Notes”)
Aggregate Principal Amount:	$2,300,000,000
Guarantee:	Initially, the Notes will be guaranteed, jointly and severally on a senior unsecured basis, by each of our existing and future direct and indirect wholly-owned U.S. subsidiaries that are guarantors under the Credit Facilities. Under certain circumstances, subsidiary guarantors may be released from their guarantees without the consent of the holders of the Notes.
Expected Ratings:*	Baa3/BB+/BB+
Trade Date:	January 30, 2018
Final Maturity Date:	February 15, 2026
Public Offering Price:	100%, plus accrued interest, if any, from February 13, 2018
Coupon:	4.750%
Yield to Maturity:	4.750%
Interest Payment Dates:	February 15 and August 15

Record Dates:	February 1 and August 1
First Interest Payment Date:	August 15, 2018
Optional Redemption:

Prior to November 15, 2025, the Issuer may at its option redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Notes Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, on or after November 15, 2025, the Issuer may redeem the Notes in whole or in part at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date. Notice of any such redemption must be mailed by first-class mail to each holder’s registered address (or delivered by electronic transmission in accordance with the applicable procedures of DTC), not less than 30 nor more than 60 days prior to the redemption date

Change of Control:	Putable at 101% of aggregate principal amount thereof, plus accrued and unpaid interest
Distribution:	SEC Registered
Listing:	The Notes will not be listed on any securities exchange
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	CUSIP: 958102 AM7
ISIN:	ISIN: US958102AM75
Joint Bookrunners:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. Scotia Capital (USA) Inc.

Settlement Date:

February 13, 2018 (T+10)

The Issuer expects that delivery of the Notes will be made to investors on or about February 13, 2018, which will be the tenth business day following the date of this Pricing Term Sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, underwriters who wish to trade Notes more than two business days prior to February 13, 2018 will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Underwriters of the Notes who wish to trade the Notes during such period should consult their advisors.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer and the guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the guarantors have filed with the SEC for more complete information about the Issuer, the guarantors and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from BofA Merrill Lynch at 1-800-294-1322 (toll free) or by email at dg.prospectus_requests@baml.com or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-866-803-9204.